

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A /A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

FUEGO FINO, INC.

(Exact name of issuer specified in its charter)

State of Georgia

(State or other jurisdiction of incorporation or organization)

10 Glen Lake Parkway, Suite 130, Sandy Springs, GA 30328

(Address including zip code, and telephone number, including area code of issuer's principle executive office)

Jessica Gutierrez, 1210 Pine Heights Drive, Atlanta, Georgia 30324

(Name, address, including zip code, and telephone number, including area code, of agent for service)

5812

(Primary Standard Industrial Classification Code Number)

27-1252260
(I.R.S. Employer Identification Number)

It is the intention of the issuer that this offering statement shall become qualified by operation of the terms of Regulation A.

Part I -- Notification

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

a. the issuer's directors;

1. Lekesha Jones, 925 Canterbury Road Atlanta, GA 30324.

2. Marlisa Hughes: 1230 Oxford Drive, Conyers GA. 30013.

3. Jessica Gutierrez, 16425 Collins Ave, Sunny Isles, Florida, 33160

4. John Howes, 633 Southeast 3rd Avenue Ste 4R, Fort Lauderdale, FL 33301-3151

b. the issuer's officers;

1. Jessica Gutierrez, Chief ExecutiveOfficer, 16425 Collins Ave, Sunny Isles, Florida, 33160
2. Jessica Gutierrez, Chief Financial Officer, 16425 Collins Ave, Sunny Isles, Florida, 33160
3. John Howes, Chief Legal Officer, 633 Southeast 3rd Avenue Ste 4R, Fort Lauderdale, FL 33301-3151
4. Yenida Victoria, Chief Marketing Officer, 10 Glen Lake Parkway, Suite 130, Sandy Springs, GA 30328

c. the issuer's general partner;

N/A.

d. record owners of 5% or more of any class of the issuer's securities;

1. Jessica Gutierrez, 16425 Collins Ave, Sunny Isles, Florida, 33160

e. beneficial owners of 5% or more of any class of the issuer's certificates;

N/A

f. promoters of the issuer;
N/A

g. affiliates of the issuer;

N/A

h. counsel to the issuer with respect to the proposed offering;

Adam S. Tracy, Esq.
The Tracy Firm, Ltd.
800 W. Fifth Ave.
Suite 201A
Naperville, IL 60563
Tel. 800.611.7716

j. any underwriter's directors;

There is no underwriter. Issuer is selling securities.

k. the underwriter's officers;

N/A.

l. the underwriter's general partner;

N/A.

m. the underwriter's general partner;

N/A.

p. the underwriter's counsel;

N/A.

ITEM 2. Application of Rule 262

a. State whether any of the persons identified in response to item 1 are subject to any of the disqualification provisions set forth in Rule 262.

They are not.

b. If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.

N/A.

ITEM 4. Jurisdictions in Which Securities are to be Offered.

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

N/A. Issuer will sell the Securities.

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Securities will be offered on a web site of the World Wide Web. Because the World Wide Web is world wide, the issuer will have no control over who sees its web site. The issuer may have difficulty in determining where the purchaser or the prospective purchaser of securities resides or is physically located. Pursuant to Commission Release No. 33-7233 (October 6, 1995), if the document is provided on an Internet web site, however, separate notice would be necessary to satisfy the delivery requirements unless the issuer can otherwise evidence that delivery to the investor has been satisfied or the document is not required to be delivered under the federal securities laws.

Issuer will market and sell the shares. Interest will be generated by placing tombstone ads and a prospectus or offering circular on an Internet web site.

The web site will be arranged in such a way that no prospective investor can subscribe to the shares unless he or she certifies that he has read the prospectus which is on the World Wide Web. The Company may also solicit invitations through direct e-mail, but in each case these direct e-mail solicitations will refer the recipient to the World Wide Web site so that it will effectively be impossible to subscribe to the shares unless the subscriber has at least seen the prospectus or offering circular on the web site.

Prospective purchasers will also have the option of receiving a paper prospectus or offering circular in the mail, if they so choose.

The Company has no plans for direct telephone or paper mail solicitation.

ITEM 5. Unregistered Securities Issued or Sold within one year.

a. As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

N/A

(1) Name of Such Issuer:

(2) The title and amount of Securities Issued:

(3) The aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof:

(4) The names and identities of the persons to whom the securities were issued:

b. As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

N/A

c. Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

N/A

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

N/A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

N/A.

(2) To stabilize the market for any of the securities to be offered.

N/A.

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation.

N/A.

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

N/A.

b. Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

N/A. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

N/A. No such written documents or broadcast scripts were used prior to the filing of this notification.

COVER PAGE

FUEGO FINO, INC.

(Exact name of Company as set forth in Charter)

Type of Securities Offered: Common Stock
Maximum number of securities offered: 1,000,000
Minimum number of securities offered: No Minimum
Price per security: $1.00
Total Proceeds if maximum sold: $1,000,000
Total Proceeds if minimum sold: $0.00
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [x] No

If yes, what percent is commission of price to public? ______%

Is there other compensation to selling agent(s)? [ ] Yes [x] No

Is there a finder's fee or similar payment to any person? [ ] Yes [x] No (See Q. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [x] No (See Q. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [x] No (See Q. 25)

Is transfer of the securities restricted? [ ] Yes [x] No (See Q. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM

REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.

[x] Is in the developmental stage.

[ ] Is currently conducting operations.

[ ] Has shown a profit in the last fiscal year.

[ ] Other (Specify):

(Check at least one, as appropriate)

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 500,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED FOR SALE IN ANY STATE. THE COMPANY CAN UNDERTAKE NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE ISSUER INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

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TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of ______ pages.

THE COMPANY

1. Exact corporate name: FUEGO FINO, INC.

State and date of incorporation: 11/2/2009

Street address of principal office: 10 Glen Lake Parkway, Suite 130, Sandy Springs, GA 30328

Company telephone number: (800) 527-7221

Fiscal Year: December 31st

Person(s) to contact at Company with respect to offering: Adam S. Tracy

Telephone number (if different from above): (888) 611.7716

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

Less Than Full Offering.

There can be no assurance that this Offering will be completely sold out. If less than all of the 1,000,000 shares are sold, then less than the maximum proceeds will be available to the Company, and, consequently, its business plans and prospects could be adversely affected.

We have broad discretion in the application of proceeds.

We intend to use the net proceeds of this offering primarily fund operations. Due to the number and variability of factors that will be analyzed before we determine how to use such net proceeds, we will have broad discretion in allocating a significant portion of the net proceeds from this offering without any action or approval of our stockholders. Accordingly, investors will not have the opportunity to evaluate the economic, financial and other relevant information which will be considered by us in determining the application of such net proceeds.

We have no public market for our Shares and there are restrictions on transfer.

There is no public market for the shares offered herein. There is, therefore, no assurance that the Shares can be resold at or near the offering price or at all in the future.

We will be a non-reporting issuer.

Following the Offering, the Company may be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

We have not registered this offering with any state.

The Company has not as yet registered for sale in any state. The Company can undertake no assurance that state laws are not violated through the further sale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

The offering price for the Shares may not indicate market value.

We established the offering price of the shares offered herein and it may not be indicative of our fair market value now or in the future. The offering price does not necessarily bear any direct relationship to asset value, net worth, earnings or other established criteria value. Among the factors we considered in setting the price of the shares are the current market price of our common stock, interest by potential investors, the prospects for our business and industry, an assessment of our management, present operations and earnings prospects, our current state of development as a company and the general conditions prevailing in the securities markets at the time of the offering. The re-sale price of the common stock, if any, may be volatile. Factors, such as fluctuations in our operating results, announcements of our technological innovations or new products or our competitors, developments with respect to patents or proprietary rights and general market conditions, may have a significant effect on the value of the common stock.

We will be considered a "penny stock".

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

We have never paid dividends and have no plans to in the future.

Holders of shares of the shares offered herein are entitled to receive such dividends as may be declared by our board of directors. To date, we have paid no cash dividends on our shares of common stock and we do not expect to pay cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to provide funds for operations of our business. Investors who anticipate the need for dividends from investments should not purchase shares offered herein.

We have additional securities available for issuance, which, if issued, could adversely affect the rights of the holders of our common stock.

Our Articles of Incorporation authorize the issuance of 100,000,000 Shares of our common stock. The common stock can be issued by our board of directors, without stockholder approval. Any future issuances of our common stock or preferred stock would further dilute the percentage ownership of our Company held by public stockholders. Our preferred stock is a blank check in that our board of directors can set the terms and conditions of the preferred stock without any stockholder approval.

Indemnification of officers and directors.

The Articles of Incorporation and Bylaws of the Company contain broad indemnification and liability limiting provisions regarding our officers, directors and employees, including the limitation of liability for certain violations of fiduciary duties. Shareholders of the Company therefore will have only limited recourse against the individuals.

Reliance on Management.

The Company will rely upon the expertise of its executives to manage the affairs of the Company and its assets. The executives will devote so much of their time to the management of the Company as in his judgment is reasonably required and may have conflicts of interest in allocating management time, services and functions among the Company assets and its related development, investment and/or management activities.

Securities are Speculative.

The shares offered herein must be considered speculative, generally because of the nature of the Company's business and the early stage of its development. The Company has no proven history of performance, earnings or success.

Good Faith of Management.

In assessing the risks and rewards of an investment in the shares offered herein, potential subscribers should appreciate that they are relying on the good faith and judgment of the executives of the Compaany, and the officers and employees of the Company, in administering and managing the business of the Company. Although the approval of the stockholder is required for certain matters, stockholders have no right to take part in the management of the business of the Company and the Company will be bound by the decisions of the President and Directors as provided in the corporate bylaws.

General Economic and Market Conditions.

Segments of the software industry have experienced significant economic downturns characterized by decreased product demand, price erosion, work slowdowns and layoffs. The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting the timing of orders from major customers and other factors affecting capital spending. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition.

NOTE: IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS OFFERING CIRCULAR POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

a. Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Fuego Fino, Inc. is a Class C corporation formed in Georgia with offices located within the city of Sandy Springs. The Company through its subsidiaries is the authorized importer, licensor, and marketer of the Fuego Fino brands of premium tequila. Currently the firm is undergoing the process of growing its holdings and brands through the acquisition. The company has planned this growth in four stages: Stage 1- Acquire a firm with necessary US/Mexican import/export tequila licensing; Stage 2- Acquire a firm with a solid network of distribution within the US; Stage 3- Acquire a tequila company with solid distribution network world wide with a focus on South America; Stage 4- Acquire a firm with networks with the European Union. Following each acquisition we will apply strict standards of brand management to re-launch each targeted companies products within our ultra-premium product mix.

Fuego Fino is a blend of silver 100% agave tequila, infused with Damiana, an aphrodisiac indigenous to Mexico, offered in a uniquely innovative 750ml bottle. The stage (1) targeted company has a product line that includes flavored tequilas in an array of packaging that includes 750 ml, 375 ml, and 50ml. The obvious synergies of this acquisition are not only the targeted firms ability to broaden Fuego Fino's product mix through diversification of offerings, but the licenses held both within the US and Mexico.

b. Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer new products, state the present stage of development including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Fuego Fino Inc. is manufactured by Fabrica De TeQuilas Finos located in Tequila, Mexico. Since establishing their operation in 1984 they have a broad experience in production and marketing of Tequila. In the year 1999 they expanded and remodeled their Distillery to include the ultimate in the State of the Art Technology. They have the ability to not only supply the tequila, but the facilities to package and prepare the final product for immediate shipment. The targeted firm currently has a warehousing arrangement within the city of Guadalajara Mexico, where they have an estimated 30k of product. Following the acquisition, the warehouse will be shuttered and enjoined with Fuego Fino's distribution network within Fabrica de Tequilas Finos facilities, cutting cost and centralizing distribution. The company is in discussion with multiple distributors throughout the US, including Southern Wine and Spirits and Republic.

Fuego Fino tequila intends to promote and market the product mix through a combination of traditional distribution agreements with the major alcoholic beverage distributors , and through product placements in popular events, concerts, radio, nightclubs, restaurants', TV programming, feature films, and celebrity endorsements. One lynch pin of our brand management and strategy will be establishment of a strong internet promotional strategy focused on the hip-hop oriented consumer. Brand management principles will focus on establishing an image of the company's products as a young sexy but sophisticated consumer. We will build an image, and culture for our brand, rather than saturate the ad channels with slogans and logos. . The company intends to achieve this with the following initiatives outlined below:

- Recording Industry: Current trends have brought about the importance of DJs to front and center of the recording industry. Their status has risen and even surpassed that of the individual artist, and there recordings of mixed tapes have taken the industry by storm. The company intends to secure the endorsement of DJs from the two major genres, hip-hop, and house music to promote within their respective recordings and arenas.
- Celebrity Endorsement: The Company has retained the services of a celebrity insider, Ms. Candace Cabrera, closely tied with rapper Lil Wayne, NFL player Terrell Owens, and other various Athletes, to secure the endorsements of these individuals.
- Product Placements: Scott Goldstein, a major Hollywood recruiter and agent has committed to placing our products within the various reality shows that he assists in production, which included the Chad Johnson Show and For the Love of Ray Jay, all produced on the VH1 network.
- Club Promotion: In conjunction with the various DJs, Gilla Roos Co. Miami talent agency has been contacted to secure promotional models that will begin a 20 city tour featuring celebrity appearances at major events and nightclubs, all recorded and streamed live to the company's web site.
- Internet Strategy: with the purchase of the targeted firm, we will revamp and re-launch the site. This is the heart or our promotional push; we will utilize joint promotional arrangements with various internet blogs, columns, and portals to raise awareness of the brand and draw attention to the company site, which will show footage of celebrity's events, promotional model search tour, and upcoming sponsored concerts.

c. Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Revenue from U.S. tequila sales last year rose by 11% to $1.06 billion, according to figures from the Distilled Spirits Council. More tellingly, while overall sales by volume were up by 20.6% for the last two years, sales of high-end premium brands have grown by a whopping 51% in the same period. Historically, the global alcoholic spirits market has been fragmented by the regional dominance of local products and the strength of local brands. The transition from traditional local products to Premium Priced brands has provided a significant increase to sector value growth. In the opinion of the Company, the tequila market is ripe for consolidation. Our plan of growth through acquisition and brand management will set this firm apart. The product line's most significant advantage in the current alcoholic spirits market is its appeal to the new generation of consumers who have been attracted to exotic liquors that appeal the eye as well as the taste.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

d. Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The heavily regulated Alcohol industry is governed by the 27 United States Code, Chapter 8, Subchapter I, and Section 205 (b) Tied houses. *This* law basically separates the spirits market participants into three categories (1) Producers; (2) Distributors; and (3) Retailers. With a law strictly governing the interaction amongst these. Fuego Fino has utilized the services of a nationally accredited law firm to position ourselves with a fourth market, Brand Ownership. Freed of restrictions, our company can work with retailers, nightclubs and other direct sellers to the public within most states to push our brand, and gain significant market share. This position also allows the company to maintain an increased amount of free cash flow, since the inventory costs will be borne by the distributor. In short, economies of scale are produced with the use of specialization. Fuego Finos specialty is marketing, and brand management. And this brand ownership position will allow our efforts to be solely focused upon where strength lies, marketing.

e. State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

N/A

f. State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

- **Jessica Gutierrez, Chief Executive Officer:** Ms. Gutierrez has been working with Fuego Fino promotions since 2007. She has helped organize events to help promote alcoholic beverages, nightclubs, and artists. The most recent event Ms. Gutierrez coordinated was a concert for Mexican artist Joan Sebastian. Other events included artist launch parties at the Geisha House and Uptown Comedy in Atlanta, Ga. Previous experience included a position within Citibank's in the financial department, where she managed and handled low risk and high risk accounts.
- **Yenida Victoria, Chief Marketing Officer:** Yenida Victoria has a broad base of experience while majoring in Business Administration at Pima College in Tucson, AZ. She has arranged promotional events and marketing arrangements for top night clubs throughout the country. Her style of management is to become a personal personification of the brand, and instill its

principles through hands on training of each employee within her realm. She has a unique internet marketing strategy that stays in tune with the highest exposure blogs, twitter pages, face book and internet sites to drive home the brands image and products.

- **Chief Legal Counsel: John R Howes**, Education/Degrees: Bachelor of Arts in History, Mars Hill College Juris Doctor, Stetson University College of Law "AV" Rated by Martindale-Hubbell, Bar Register of Preeminent Lawyers 5 out of 5 Admitted To: • Florida Bar 1976, • Florida Supreme Court • Middle District of Florida 1976, • Southern District of Florida 1978, • Northern District of Florida, • Southern District of Alabama, • Third Circuit Court of Appeals, • Fifth Circuit Court of Appeals, • Seventh Circuit Court of Appeals, • Eleventh Circuit Court of Appeals: John through his over 30 years of experience shall head up the firms legal compliance team. Assuring all the companies business endeavors stay compliant with both state and federal laws.

g. Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

N/A

h. Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

N/A

I. If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The heavily regulated Alcohol industry is governed by the 27 United States Code, Chapter 8, Subchapter I, and Section 205 (b) Tied houses. *This* law basically separates the spirits market participants into three categories (1) Producers; (2) Distributors; and (3) Retailers.

j. State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

N/A

k. Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

N/A

4.

a. If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

The Company was not profitable in substantial part due to its lack of adequate working capital. Accordingly, given that lack of working capital, the Company was unable to dedicate sufficient resources to the establishment of a sales and marketing infrastructure.

Thus, to achieve profitability, management believes that the necessary first step is to successful complete the stock offering contemplated herein. Management believes that completion of such offering will take approximately 3-5 months. Then, given sufficient capital reserves, the Company can allocate certain monies for sales and marketing, which includes, but is not limited to, the creation of online and print media. Moreover, the Company intends to employ two full-time salespersons. Management believes that it will be able to develop a marketing program and employ salespersons in approximately 6 months.

Lastly, as the Company is a developmental stage company, it will become necessary to produce sufficient product inventory given it consumer demand derived from the aforementioned marketing efforts. Given adequate demand, and the ability to meet that demand in a timely fashion, management believes that the Company will achieve profitability. Management believes that it can satisfy initial consumer demand in approximately 9-12 months.

b. State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Should the Company fail to meet any of the milestones described in paragraph "a" above, its ability to achieve profitability will be severely hampered. Most notably, should the Company fail to obtain adequate working capital through the contemplated offering of its common stock, it will be somewhat limited in its ability to further market its brand and thereafter deliver upon consumer product orders. In such instance, the Company may be compelled to seek other sources of financing, such as debt, to obtain the requisite working capital. Otherwise, the Company will be forced to market on a limited basis, and as such, will face a longer path towards profitability.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

   Total $0.00 ($0.00 per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

   Offering Price Per Share

N/A

=

Net After-Tax Earnings Last Year Per Share (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   $50,000 ($1.00 per share)

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   The Company is a development stage company. The tangible book value per share represents an initial investment in the Company of $50,000 by Jessica Gutierrez.

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

N/A

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

   If the maximum is sold: 10% If the minimum is sold: 0 %

   (b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $10,000,000* If the minimum is sold: $0 *

⅄ These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: N/A. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $N/A .

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

Legal and Administrative Fees	$100,000
Marketing and Sales	$200,000
Production and Distribution	$410,000
Salaries and Wages	$290,000
Total:	$1,000,000

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

The proceeds of the offering will first be applied to legal and administrative expenses. Specifically, the costs associated with this offering as well as costs associated with our pursuit of a listing on a major stock exchange.

Next, proceeds of the offering will be dedicated to establishing a sales and marketing program to further promote our brand and product offering. This contemplates using proceeds towards print and online media advertising, as well as hosted events in various clubs throughout the United States.

Third, the proceeds of the offering will be used to produce our product. Specifically, management anticipates that the aforementioned marketing efforts will generate consumer demand for our product. Accordingly, we need to have production to meet such demand and establish ongoing relationships with producers to meet ongoing demand.

Finally, we will devote the remaining proceeds to salaries and consultant expenses. Specifically, we will seek to renumerate our salespersons. Lastly, we will compensate our officers, who have heretofore not taken a salary.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10.

(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

N/A

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

N/A

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

N/A

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

N/A

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company is a developmental stage company and currently does not have any short or long term debt or trade payables. Accordingly, it is not in default on any material obligation.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The proceeds from this offering will be sufficient to satisfy the Company's cash requirements for the next twelve (12) months. Additional funds will not be necessary provided the Company is able to sell the Maximum Offering.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

The Company is a developmental stage company, and, accordingly, has limited capitalization. That is, the sole investment in the Company was $50,000 at $1.00 for a net capitalization of $10,000,000.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[x] Common Stock

[ ] Preferred or Preference Stock

[ ] Notes or Debentures

[ ] Units of two or more types of securities composed of:

____

[ ]
Other:____

____

15. These securities have:
Yes No

[x] [ ] Cumulative voting rights

[ ] [x] Other special voting rights

[ ] [x] Preemptive rights to purchase in new issues of shares

[ ] [x] Preference as to dividends or interest

[ ] [x] Preference upon liquidation

[ ] [x] Other special rights or preferences (specify):

____

Explain:

16. Are the securities convertible? [ ] Yes [x] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____ /____ /____
Date when conversion expires: ____ /____ /____

17. (a) If securities are notes or other types of debt securities: N/A

(1) What is the interest rate?________% If interest rate is variable or multiple rates, describe:

____

(2) What is the maturity date?____ /____ /____ If serial maturity dates, describe:

____

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No Describe:

____

____

(4) Is there a trust indenture? [ ] Yes [ ] No Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No Describe, including redemption prices: ____

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe:

____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

(8)

N/A

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________

How much indebtedness is junior (subordinated) to the securities? $ ____________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

This offering is not being made through selling agents.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

N/A

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

N/A

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: Jessica Gutierrez
Address: 10 Glen Lake Pkwy, Suite 130, Sandy Springs, GA 30328
Telephone No.: (800) 527-7221

Name: Adam Tracy
Address: 800 W. Fifth Ave., Suite 201A, Naperville, IL 60540
Telephone No.: (630) 536-8703

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

N/A

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[x] No

26.

(a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

N/A

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:
Will interest on proceeds during escrow period be paid to investors? [ ] Yes[x] No

N/A

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Presently outstanding shares will remain restricted within the meaning of Rule 144.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

N/A

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer:
Title: Chief Executive Officer
Name: Jessica Gutierrez
Office Street Address: 10 Glen Lake Parkway, Suite 130, Sandy Springs, GA 30328
Telephone No.: (800) 527-7221
Also a Director of the Company [x] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

30. Chief Operating Officer: N/A
Title:____
Name: __________________________________Age: __________________________ Office
Street Address:__________________________ Telephone No.: ( ) _______________
Also a Director of the Company [ ] Yes [ ] No0
Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: Title: Chief Executive Officer
Name: Jessica Gutierrez
Office Street Address: 10 Glen Lake Parkway, Suite 130, Sandy Springs, GA 30328
Telephone No.: (800) 527-7221
Also a Director of the Company [x] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel:
(A) Title: Chief Legal Officer
Name: John Howes
Street Address: 633 Southeast 3rd Avenue 4R, Fort Lauderdale, FL 33301
Telephone No.: (800) 527-7221
Also a Director of the Company [x] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

(B) Title: N/A
Name: __________________________________Age: __________________________ Office
Street Address:__________________________ Telephone No.: ( ) _______________
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):
Also a Director of the Company [ ] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

DIRECTORS OF THE COMPANY

Number of Directors: 4 If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:
Information concerning outside or other Directors (i.e. those not described above):

1. Lekesha Jones, 925 Canterbury Road, Atlanta, GA 30324
2. Marlisa Hughes, 1230 Oxford Drive, Conyers, GA 30013
3. Jessica Gutierrez, 16425 Collins Ave., Sunny Isles, Florida 33160
4. John Howes, 633 Southeast 3rd Ste 4R, Fort Lauderdale, FL 33301-3151

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[ ] Yes [x] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

N/A

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

N/A

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

N/A

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

N/A

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

N/A

> Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Name	No. Shares	Price per Share	% of Total	No. of Shares After Offering	% of Total	Class
Jessica Gutierrez	50000	$1.00	5.00%	10000000	5.00%	Common

Office Street Address:

16425 Collins Ave. Sunny Isles, Florida 33160

Principal occupation: Chief Executive Officer

38. Number of shares beneficially owned by Officers and Directors as a group:
Before offering: 50,000 shares (5.00 % of total outstanding)

After offering:
a) Assuming minimum securities sold: 0.00 shares (0.00 % of total outstanding)
b) Assuming maximum securities sold: 1,000,000 shares (10 % of total outstanding)
(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

N/A

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

N/A

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

N/A

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

N/A

	Cash	**Other**
Chief Executive Officer	$____________	$____________
Chief Operating Officer	$____________	$____________
Chief Accounting Officer	$____________	$____________
Key Personnel:		
____________________	$____________	$____________
____________________	$____________	$____________
____________________	$____________	$____________
Others:		
____________________	$____________	$____________
____________________	$____________	$____________
____________________	$____________	$____________
Total:	$____________	$____________
Directors as a group (number of persons__)	$____________	$____________

(b)If remuneration is expected to change or has been unpaid in prior years, explain:

N/A

(c) If any employment agreements exist or are contemplated, describe:

N/A

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: _________ shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

N/A

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _______ shares.

N/A

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

N/A

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

N/A

> Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

N/A

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering,indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Name of Tax Advisor:____

Address: ____ Telephone No. ( )____ - ____________

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

N/A

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

N/A

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

See Exhibit A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

N/A

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

N/A

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ______ %. What is the anticipated gross margin for next year of operations? Approximately ______ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

N/A

50. Foreign sales as a percent of total sales for last fiscal year: ______ %. Domestic government sales as a percent of total domestic sales for last fiscal year: ______ %. Explain the nature of these sales, including any anticipated changes:

N/A

Signed this 6th day of January, 2012

FUEGO FINO, INC.

By: Jessica Wilson
Its: President/CEO

By: Jessica Wilson
Its: Secretary

Ex. A.

FUEGO FINO, INC

NOTES TO FINANCIAL STATEMENTS

NOVEMBER 2, 2009 to NOVEMBER 30, 2011

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

Fuego Fino, Inc. (the "Company") was incorporated on November 2, 2009 as a Georgia based company. On August 10, 2011 the Company was acquired by a Florida based company, Fuego Fino Florida, Inc., in a Share Exchange agreement, whereby Fuego Fino Florida, Inc. acquired all of the Company's authorized shares of stock, 10,000,000 shares, in return for 10,000,000 shares of Fuego Fino Florida, Inc. stock based on a par value of $1.00 per share.

The company does have a license to import tequila into the United States and its primary focus in initial operations is to begin importing and selling tequila through various channels upon securing additional capital resources.

The financial statements represent a compilation based on the representation of financial information from management. There was no audit performed. A summary of the company's significant accounting policies follow:

Use of Accounting Estimates

The preparation financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements. Actual results may differ from these estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand to be cash and cash equivalents. As of December 31, 2010 and November 30, 2011 the Company's cash and cash equivalents were deposited primarily in two and three high quality financial institutions, respectively.

NOTE 2: RELATED PARTY TRANSACTIONS

The Company has a promissory note due from the Company's Chairman and CEO as of November 30, 2011 for $ 30,000. This note was negotiated on November 25, 2011 with an interest rate is 3.0% per annum. The note is unsecured and is due upon demand of the Company with any accrued interest that may be due at that time and the note is non assumable without the written consent of the Company.

NOTE 3: LOAN COSTS

As of November 30, 2011 the Company has an intangible asset for loan costs of $ 8,401. This represents costs incurred by the Company in a November 23, 2011 transaction in which the Company borrowed $ 125,000 from a third party. The Company will begin amortizing these costs over the life of the note starting in December, 2011. The maturity date of the loan is December 1, 2012 so the monthly amortization of these loan costs will be $ 626. The note transaction is described more fully in NOTE 4 which follows.

NOTE 4: NOTE PAYABLE

As of November 30, 2011 the Company has a promissory note outstanding with an individual third party for $ 125,000. This note was executed on November 23, 2011 to provide bridge financing for working capital needs. The prominent terms of this note are listed below.

1) The interest rate is 13.5% per annum with monthly payments commencing on Dec. 1, 2011
2) The maturity date of the note is December 1, 2011
3) Prepayment Demand: If at any time before the maturity date the Company completes an underwriting of its common stock that results in at least $ 2,000,000 in net proceeds then the note holder may submit a written demand to the Company for all amounts owed under the note and the Company will have the obligation to remit this within ten days following receipt of this prepayment notice.
4) The note has senior indebtedness status and is to be paid before any other debts outstanding at the time of note execution, November 23, 2011.
5) Common Stock Conversion: At any time before the maturity date the Company has the right but not the obligation to convert the note into the common stock of the Company. If this occurs the conversion shares to the loan holder will be based on a conversion price equal to: (1) the average price of the Company's common stock during the five days prior to conversion or (2) the offering price or exchange price in the event of a merger or exchange of stock by the Company into or with a publicly-traded company or a public offering of the securities of the Company or its successor.

NOTE 5: EARNINGS PER SHARE

Basic earnings or loss per common share are computed by dividing net income or loss by the weighted average number of common shares outstanding. Diluted earnings or loss per share are calculated taking into account all potentially dilutive securities.

NOTE 6: COMMITMENTS

Lease Commitments

The Company leases offices in Aventura, FL under an operating lease which expires on December 31, December 31, 2013. The lease includes a base rent with minimum lease payments of $ 1,188 due in 2012 and $ 1,188 due in 2013 plus applicable sales taxes of $ 83.16 due in 2012 and 2013. This lease commenced on January 1, 2012 so there were no historical payments on this lease as of the financial statement reporting date.

NOTE 7: SUBSEQUENT EVENTS

The Company evaluated its November, 30, 2011 financial statements for subsequent events through January 9, 2012, the date the financial statements were able to be issued. The company is not aware of any subsequent events which would require recognition or disclosure in the financial statements other than those already disclosed herein.

Fuego Fino, Inc.
Compiled Balance Sheets

	Dec. 31, 2009	Dec. 31, 2010	Nov. 30, 2011
ASSETS:			
Current Assets:			
Cash	$ -	$ 1,935	$ 86,822
Notes Receivable	0	0	30,000
Total Current Asssets	0	1,935	116,822
Intangibles, Net	0	0	8,401
TOTAL ASSETS	$ -	$ 1,935	$ 125,223
LIABILITIES & STOCKHOLDERS EQUITY			
Current Liabilities	0	0	0
Long-Term Liabilities	0	0	125,000
Total Liabilities	0	0	125,000
STOCKHOLDERS EQUITY			
Common Stock, $1.00 par value; authorized 10,000,000 shares and -0- shares issued as of Dec. 31, 2009; authorized 10,0000,000 and 11,587 shares issued as of Dec. 31, 2010; authorized 1,000,000,000 and 51,637 shares issued as of Nov. 30, 2011	0	11,587	51,637
Paid In Capital	200	200	200
Retained Earnings	(200)	(9,852)	(51,614)
Total Stockholders Equity	0	1,935	223
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ -	$ 1,935	$ 125,223

The accompanying notes are an integral part of the financial statements.

Fuego Fino, Inc.
Compiled Statements of Cash Flows

	Nov. 2, 2009 to Dec. 31, 2009	For the Year Ended Dec. 31, 2010	Nov. 2, 2009 to Dec. 31, 2010	Jan. 1, 2011 to Nov. 30, 2011	Nov. 2, 2009 to Nov. 30, 2011
Cash flows from operating activities:					
Net Income (Loss)	$ (200)	$ (9,652)	$ (9,852)	$ (41,762)	$ (51,614)
Adjustments to reconcile net income to net cash from operating activities	0	0	0	0	0
Change in assets and liabilities	0	0	0	0	0
Net cash (used in) provided by operating activities	$ (200)	$ (9,652)	$ (9,852)	$ (41,762)	$ (51,614)
Cash flows from investing activities:					
Purchase of notes receivable	0	0	0	(30,000)	(30,000)
Net cash used in investing activities	$ -	$ -	$ -	$ (30,000)	$ (30,000)
Cash flows from financing activities:					
Net borrowings on long term debt	0	0	0	125,000	125,000
Costs on long term debt	0	0	0	(8,401)	(8,401)
Proceeds from common stock issued	0	11,587	11,587	40,050	51,637
Proceeds from paid in capital	200	0	200	0	200
Net cash provided by financing activities	$ 200	$ 11,587	$ 11,787	$ 156,649	$ 168,436
Net increase (decrease) in cash equivalents	0	1,935	1,935	84,887	86,822
Cash and equivalents, beginning of period	0	0	0	1,935	0
Cash and eqivalents, end of period	$ -	$ 1,935	$ 1,935	$ 86,822	$ 86,822

The accompanying notes are an integral part of the financial statements

Fuego Fino, Inc.
Compiled Statement of Operations

	Nov. 2, 2009 to Dec. 31, 2009	For the Year Ended Dec. 31, 2010	Nov. 2, 2009 to Dec. 31, 2010	Jan. 1, 2011 to Nov. 30, 2011	Nov. 2, 2009 to Nov. 30, 2011
Net Sales	$ -	$ -	$ -	$ -	$ -
Cost of Sales	0	0	0	0	0
Gross Profit	0	0	0	0	0
Selling, General, and Administrative Expenses	200	9,652	9,852	41,563	51,415
Depreciation and Amortization	0	0	0	0	0
Total Operating Expenses	200	9,652	9,852	41,563	51,415
Income (Loss) From Operations	(200)	(9,652)	(9,852)	(41,563)	(51,415)
Other Income and (Expenses)					
Interest Income	0	0	0	0	0
Interest Expense	0	0	0	(3)	(3)
Gain (Loss) on Investments	0	0	0	(196)	(196)
Other	0	0	0	0	0
Total Other Income and (Expenses)	0	0	0	(199)	(199)
Income Before Income Taxes	(200)	(9,652)	(9,852)	(41,762)	(51,614)
Income Tax Expense	0	0	0	0	0
Net Income	$ (200)	$ (9,652)	$ (9,852)	$ (41,762)	$ (51,614)
Earnings (Loss) Per Share:					
Basic	$ -	$ (4.32)	$ (5.15)	$ (1.15)	$ (2.44)
Diluted	$ -	$ (4.32)	$ (5.15)	$ (1.15)	$ (2.44)
Weighted Average Common Share and Common Share Equivalents:					
Basic	0	2,232	1,912	36,327	21,172
Diluted	0	2,232	1,912	36,327	21,172

The accompanying notes are an integral part of the financial statements.

Fuego Fino, Inc.
Compiled Statement of Shareholders' Equity

Description	Common Shares	Stock Amount	Additional Paid In Capital	Retained Earnings	Total
Beginning balance, November 2, 2009	0	$ -	$ -	$ -	$ -
Investor Capital			200		200
Net Income (Loss)				(200)	(200)
Balance, December 31, 2009	0	$ -	$ 200	$ (200)	$ -
Stock issued during the year	11,587	11,587			11,587
Net Income (Loss)				(9,652)	(9,652)
Balance, December 31, 2010	11,587	$ 11,587	$ 200	$ (9,852)	$ 1,935
Stock issued	40,050	40,050			40,050
Net Income (Loss)				(41,762)	(41,762)
Balance, November 30, 2011	51,637	$ 51,637	$ 200	$ (51,614)	$ 223

The accompanying notes are an integral part of the financial statements